Exhibit 4.7

FIRST AMENDMENT

TO

SHAREHOLDERS AGREEMENT

This FIRST AMENDMENT TO SHAREHOLDERS AGREEMENT (this “Amendment”), dated as of September 14, 2012, is entered into by and among (i) TTM Technologies, Inc., a Delaware corporation (the “Company”); (ii) Tang Hsiang Chien, an individual residing at Flat 6B, 20 Fa Po Street, Yau Yat Chuen, Kowloon, Hong Kong (“Mr. Tang”), (iii) Su Sih (BVI) Limited, a corporation organized under the laws of the British Virgin Islands (“SSL”) and wholly owned by Mr. Tang, (iv) Tang Chung Yen, Tom, an individual residing at House 58, Sunderland, 1 Hereford Road, Kowloon Tong, Kowloon, Hong Kong, and the son of Mr. Tang (“Tom Tang”), and (v) Tang Ying Ming, Mai, an individual residing at Flat B, 6th Floor, 20 Fa Po Street, Yau Yat Chuen, Kowloon, Hong Kong, and the daughter of Mr. Tang (“Mai Tang” and, together with Tom Tang, the “Tang Siblings”).

RECITALS

A. The Company, Meadville Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (“Seller Parent”), Mr. Tang, SSL and the Tang Siblings entered into that certain Shareholders Agreement dated as of April 9, 2010 (the “Original Agreement”). Seller Parent was dissolved in December 2010 and no longer exists as an entity. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Agreement.

B. Pursuant to Section 3.2(c) of the Original Agreement (the “Transfer Restriction”), the Principal Shareholders, on behalf of themselves and their respective Affiliates, agreed to not Transfer any Capital Stock of the Company Beneficially Owned by them if, as a result of such Transfer, the Company would no longer be in compliance with Section 23.16(d) of that certain Credit Agreement dated as of November 16, 2009 relating to the Company’s senior credit facility (“2009 Credit Agreement”).

C. The Company contemplates entering into a new credit facility (the “2012 Credit Facility”), pursuant to which the Company will refinance its indebtedness under the 2009 Credit Agreement, on the terms and subject to the conditions set forth in that certain Mandate Letter from The HongKong and Shanghai Banking Corporation Limited (“HSBC”), dated as of June 19, 2012, relating to a USD500,000,000 4-year multi-tranche facility for TTM Technologies Enterprises (HK) Limited, Oriental Printed Circuits Limited, OPC Manufacturing Limited, and TTM Technologies China Limited, guaranteed by TTM Technologies (Asia Pacific) Limited, the Company and certain of their other subsidiaries.

D. In connection with the 2012 Credit Facility, the parties hereto desire to amend the Original Agreement to modify the Transfer Restriction as described herein, such amendments to be effective as of the closing of the transactions contemplated by the 2012 Credit Facility (the “Closing”).

AGREEMENT

NOW, THEREFORE, in consideration of the promises and mutual agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Amendment to Section 1.1 of the Original Agreement. The definition of “Credit Agreement,” as set forth in Section 1.1 of the Original Agreement, is hereby deleted and replaced in its entirety with the following new definition, effective as of the Closing:

““Credit Agreement” means the credit, facility and/or other agreements entered into by the Company and certain of the Company’s Subsidiaries and Affiliates as contemplated by that certain Mandate Letter from HSBC to TTM Technologies (Asia Pacific) Limited, dated as of June 19, 2012, relating to a USD500,000,000 4-year multi-tranche facility for TTM Technologies Enterprises (HK) Limited, Oriental Printed Circuits Limited, OPC Manufacturing Limited, and TTM Technologies China Limited, guaranteed by TTM Technologies (Asia Pacific) Limited, the Company and certain of their other Subsidiaries, as any such credit, facility and/or other agreements may be amended, amended and restated, modified, extended, supplemented or replaced (including in connection with any refinancing or refinancing thereof).”

2. Amendment to Section 3.2(c) of the Original Agreement. Section 3.2(c) of the Original Agreement is hereby deleted and replaced in its entirety with the following new Section 3.2(c), effective as of the Closing:

“(c) The Principal Shareholders shall not, and shall not permit any of their respective Affiliates to, Transfer any Capital Stock of the Company Beneficially Owned by them if, as a result of such Transfer, the Company and/or any of its Subsidiaries or Affiliates would no longer be in compliance with any covenant or provision contained in the Credit Agreement relating to the Principal Shareholders’ and their Affiliates’ minimum Beneficial Ownership of the Company’s Capital Stock; provided, however, that no such covenant or provision shall require the Principal Shareholders and their Affiliates to maintain a minimum Beneficial Ownership of the Company’s Capital Stock in excess of fifteen percent (15%) of the Company’s outstanding Capital Stock; and provided, further, that the restriction in such covenant or provision shall no longer apply on the earliest to occur of (i) the date on which the outstanding loan under the Credit Agreement is repaid in full, discharged, satisfied or refinanced, (ii) upon the expiration of the Credit Agreement, or (iii) the Final Maturity Date (as defined in the Credit Agreement).”

3. Effectiveness. This Amendment shall be effective only upon the Closing.

4. Section Headings. The section and other headings contained in this Amendment are for reference purposes only and should not affect the meaning or interpretation of any provision of this Amendment.

5. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be the same document.

6. No Other Amendments. Except as amended herein, all of the terms and conditions of the Original Agreement shall remain in full force and effect in accordance with their terms.

7. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the state of Delaware, without regard to its choice of law principles.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

TTM TECHNOLOGIES, INC.:

By:	/s/ Kenton K. Alder
Name:	Kenton K. Alder
Title:	Chief Executive Officer and President

SU SIH (BVI) LIMITED:

By:	/s/ Tang Ying Ming, Mai
Name:	Tang Ying Ming, Mai
Title:	Director

TANG HSIANG CHIEN:

/s/ Tang Hsiang Chien
Tang Hsiang Chien, individually

TANG CHUNG YEN, TOM:

/s/ Tang Chung Yen, Tom
Tang Chung Yen, Tom, individually

TANG YING MING, MAI:

/s/ Tang Ying Ming, Mai
Tang Ying Ming, Mai, individually

[Signature Page to First Amendment to Shareholders Agreement]